CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$2,015,000	$274.85

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated August 9, 2013 (To the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$2,015,000 Capped Return Enhanced Notes due August 27, 2014 Linked to the Common Stock of Apple Inc. Global Medium-Term Notes, Series A

General

•                   The Notes are designed for investors who seek a return of two times the appreciation of the linked share up to a maximum return on the Notes of 35.20% at maturity.  Investors should be willing to forgo interest and dividend payments and, if the price of the linked share declines, be willing to lose some or all of their principal.

•                   Senior unsecured obligations of Barclays Bank PLC maturing August 27, 2014†.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes priced on August 9, 2013 (the “pricing date”) and are expected to issue on or about August 14, 2013 (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:	The common stock of the Apple Inc. (the “linked share”) (Bloomberg ticker symbol “AAPL UW <Equity>”)
Upside Leverage Factor:	2
Maximum Return:	35.20%
Payment at Maturity:

If the Final Price is greater than or equal to the Initial Price, you will receive a cash payment at maturity that provides you with a return per $1,000 principal amount Note equal to the Reference Asset Return multiplied by the Upside Leverage Factor, subject to a maximum return on the Notes of 35.20%.  For example, if the Reference Asset Return is 17.60% or more, you will receive the maximum return on the Notes of 35.20%, which entitles you to the maximum payment of $1,352.00 for every $1,000 principal amount Note that you hold.  Accordingly, if the Reference Asset Return is greater than or equal to zero, your payment at maturity per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Reference Asset Return x 2)]

Your investment will be fully exposed to any decline in the price of the linked share.  If the Final Price declines from the Initial Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Price declines below the Initial Price.  Accordingly, if the Reference Asset Return is less than zero, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

You will lose some or all of your investment at maturity if the Final Price is less than the Initial Price.  Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

(Key Terms continued on the next page)

	Initial Issue Price[1]	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$2,015,000	$2,015,000	$20,150	$1,994,850

1                     Our estimated value of the Notes on the pricing date, based on our internal pricing models, is $977.70 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-7 of this pricing supplement.

2                     The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%.  The price to the public for all other purchases of Notes is 100%.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Reference Asset Return:	The performance of the linked share from the Initial Price to the Final Price, calculated as follows:
Final Price – Initial Price Initial Price
Initial Price:	$454.45, the closing price of the linked share on the pricing date.
Final Price:	The arithmetic average of the closing price of the linked share on each of the five averaging dates.
Averaging Dates†:	August 18, 2014, August 19, 2014, August 20, 2014, August 21, 2014 and August 22, 2014 (the “final averaging date”)
Maturity Date†:	August 27, 2014
CUSIP/ISIN:	06741TD20 / US06741TD205

†           Subject to postponement in the event of a market disruption event as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

††         Expected.  In the event we make any change to the expected pricing date and issue date, the averaging dates and/or maturity date may be changed so that the stated term of the Notes remains the same.

JPMorgan Placement Agent

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Linked Share?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns set forth below reflect the Initial Price of $454.45 and assume the Final Prices as set forth below.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Final Price (USD)	Reference Asset Return	Payment at Maturity	Total Return on the Notes

727.12	60.00%	$1,352.00	35.20%
681.68	50.00%	$1,352.00	35.20%
636.23	40.00%	$1,352.00	35.20%
590.79	30.00%	$1,352.00	35.20%
545.34	20.00%	$1,352.00	35.20%
534.43	17.60%	$1,352.00	35.20%
499.90	10.00%	$1,200.00	20.00%
477.17	5.00%	$1,100.00	10.00%
465.81	2.50%	$1,050.00	5.00%
454.45	0.00%	$1,000.00	0.00%
431.73	-5.00%	$950.00	-5.00%
409.01	-10.00%	$900.00	-10.00%
386.28	-15.00%	$850.00	-15.00%
363.56	-20.00%	$800.00	-20.00%
318.12	-30.00%	$700.00	-30.00%
272.67	-40.00%	$600.00	-40.00%
227.23	-50.00%	$500.00	-50.00%
181.78	-60.00%	$400.00	-60.00%
136.34	-70.00%	$300.00	-70.00%
90.89	-80.00%	$200.00	-80.00%
45.45	-90.00%	$100.00	-90.00%
727.12	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the linked share increases from an Initial Price of $454.45 to a Final Price of $477.17, resulting in Reference Asset Return of 5.00%.
Because the Final Price is greater than the Initial Price and the Reference Asset Return of 5.00% multiplied by the Upside Leverage Factor does not exceed the maximum return of 35.20%, the investor receives a payment at maturity of $1,100.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 2)] = $1,100.00

Example 2: The price of the linked share decreases from an Initial Price of $454.45 to a Final Price of $272.67, resulting in Reference Asset Return of -40.00%.
Because the Final Price is less than the Initial Price, resulting in a Reference Asset Return that is less than zero, the investor will receive a payment at maturity of $600.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x -40.00%) = $600.00

Example 3: The price of the linked share increases from an Initial Price of $454.45 to a Final Price of $545.34, resulting in Reference Asset Return of 20.00%.
Because the Reference Asset Return of 20.00% multiplied by the Upside Leverage Factor exceeds the maximum return of 35.20%, the investor receives a payment at maturity of $1,352.00 per $1,000 principal amount Note, the maximum payment on the Notes.

Selected Purchase Considerations

Market Disruption Events and Adjustments—The averaging dates, maturity date, payment at maturity and the linked share are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets— Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset”; and

o                 For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”.

•                  Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled derivative contract with respect to the linked share.  If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your Notes should be treated in the manner described above.  This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the linked share.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o                 “Risk Factors—Risks Relating to All Securities”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

o                 “Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”; and

o                 “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal.  The return on the Notes at maturity is linked to the performance of the linked share and will depend on whether, and the extent to which, the Reference Asset Return is positive or negative.  Your investment will be fully exposed to any decline in the Final Price as compared to the Initial Price, and you could lose some or all of your initial investment.

•                  Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the Final Price is greater than the Initial Price, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the linked share, which may be significant.  We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 35.20%.

•                  No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•                  Owning the Notes is Not the Same as Owning the Linked Share — The return on your Notes may not reflect the return you would realize if you actually owned the linked share. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the linked shares would have.

•                  Lack of Liquidity— The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so and may discontinue any such secondary market making at any time without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity.  The outcome of this process is uncertain.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  The Payment at Maturity on Your Notes is Not Based on the Price of the Linked Share at Any Time Other than the Closing Price of the Linked Share on the Averaging Dates—The payment due on maturity of the Notes will be based solely on the closing price of the linked share on the averaging dates relative to the closing price on the pricing date (subject to adjustments as described in the prospectus supplement). Therefore, if price of the linked share drops precipitously on one or more of the averaging dates, the payment at maturity, if any, may be significantly less than it would otherwise have been had the payment at maturity been linked to the price of the linked share at a time prior to such drop.  Although the price of the linked share on the maturity date or at other times during the life of your Notes may be higher than on the averaging dates, you will not benefit from the price of the linked share at any time other than the averaging dates.

•                  Single Equity Risk — The price of the linked share can rise or fall sharply due to factors specific to the linked share and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.  We urge you to review financial and other information filed periodically with the SEC by the issuer of the linked share.

•                  Antidilution Adjustments — For certain corporate events affecting the linked share, the calculation agent may make adjustments to the amount payable at maturity.  However, the calculation agent will not make such adjustments in response to all events that could affect the linked share.  If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected.  In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error.  You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this pricing supplement or the prospectus supplement as necessary to achieve an equitable result.

•                  In Some Circumstances, the Payment You Receive on the Notes May Be Based on the Stock of Another Company and Not the Linked Share — Following certain corporate events relating to the issuer of the linked share where the issuer is not the surviving entity, your return on the Notes paid by Barclays Bank PLC may be based on the shares of a successor to the issuer of the linked share or any cash or any other assets distributed to holders of the linked share in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” of the prospectus supplement.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the linked share on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the linked share;

o                 the time to maturity of the Notes;

o                 the dividend rate on the linked share;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

Description of the Reference Asset

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”.  Companies with securities registered under the Securities Exchange Act of 1934, as amended, are required to file financial and other information specified by the SEC periodically.  Such information can be reviewed electronically through a website maintained by the SEC at http://www.sec.gov. Information filed with the SEC by the issuer of the linked share can be located by reference to its SEC file number provided below.  In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Included below is a brief description of the issuer of the linked share.  This information has been obtained from publicly available sources.  Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus or prospectus supplement. We have not independently verified the accuracy or completeness of the information obtained from outside sources.

Apple Inc.

According to publicly available information, Apple Inc. and its subsidiaries (collectively, the “Company”) design, manufacture and market mobile communication and media devices, personal computers, and portable digital music players, and sell a variety of related software, services, peripherals, networking solutions, and third-party digital content and applications.  The Company sells its products through its retail and online stores, as well as through its direct sales force and third-party cellular network carries, wholesalers and retailers.

Information filed by the Company with the SEC can be located by reference to its SEC file number: 000-10030, or its CIK Code: 0000320193.  The Company’s common stock is listed on the NASDAQ Stock Market LLC under the ticker symbol “AAPL”.

Historical Information

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, for the linked share during the periods indicated below.  We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. The closing price of the linked share on August 9, 2013 was $454.45.  The historical performance of the linked share should not be taken as an indication of the future performance of the linked share during the term of the Notes.  These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Quarter Begin	Quarter End	Quarterly High (USD)	Quarterly Low (USD)	Quarterly Close (USD)

1/2/2008	3/31/2008	194.97	119.15	143.50
4/1/2008	6/30/2008	189.96	147.14	167.44
7/1/2008	9/30/2008	179.69	105.26	113.66
10/1/2008	12/31/2008	111.04	80.49	85.35
1/2/2009	3/31/2009	109.87	78.20	105.12
4/1/2009	6/30/2009	144.67	108.69	142.43
7/1/2009	9/30/2009	186.15	135.40	185.37
10/1/2009	12/31/2009	211.64	180.76	210.86
1/1/2010	3/31/2010	235.83	192.00	234.93
4/1/2010	6/30/2010	274.16	235.86	251.53
7/1/2010	9/30/2010	292.46	240.16	283.75
10/1/2010	12/31/2010	325.47	278.64	322.56
1/3/2011	3/31/2011	363.13	326.72	348.45
4/1/2011	6/30/2011	353.10	315.32	335.67
7/1/2011	9/30/2011	413.45	343.23	413.45
10/1/2011	12/31/2011	422.24	363.50	405.00
1/1/2012	3/31/2012	617.62	411.23	599.47
4/1/2012	6/29/2012	636.23	530.12	584.00
7/2/2012	9/28/2012	702.10	574.88	667.11
10/1/2012	12/31/2012	671.45	509.59	532.17
1/1/2013	3/31/2013	549.03	420.05	442.66
4/1/2013	6/28/2013	463.84	390.53	396.53
7/1/2013	8/9/2013*	469.45	409.22	454.45

*As of the date of this pricing supplement, information for the third calendar quarter of 2013 includes data for the period from July 1, 2013 through August 9, 2013. Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third quarter of 2013.

The graph below illustrates the performance of the linked share from January 2, 2008 to August 9 2013 based on the daily closing price of the linked share. We obtained the historical trading price information contained herein from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.  Historical performance of the linked share is not an indication of future performance. Future performance of the linked share may differ significantly from historical performance, and no assurance can be given as to the closing price of the linked share during the term of the Notes, including on any of the averaging dates. We cannot give you assurance that the performance of the linked share will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately 3 months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.